GREENPOINT FINANCIAL CORP. AND SUBSIDIARIES

Exhibit 11.1

Statement Regarding Computation of Per Share Earnings

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
(In millions, except per share amounts)	2001	2000	2001	2000

Net income	$103	$67	$267	$190

Weighted average number of common shares outstanding during each year – basic	89.5	89.5	89.0	90.5

Weighted average number of common shares and common stock equivalents outstanding during each year – diluted	91.9	91.1	91.2	91.7

Basic earnings per share	$1.15	$0.75	$3.01	$2.10

Diluted earnings per share	$1.12	$0.74	$2.93	$2.07